Exhibit 99

    To whom it may concern:

    Company name: Sony Corporation
    Representative person and title: Nobuyuki Idei, Representative Corporate
                                      Executive Officer
    (Code number: 6758, First Section of Tokyo Stock Exchange)
    [Subsidiary tracking stock]
    Company name: Sony Communication Network Corporation
    Representative person and title: Senji Yamamoto, Representative Director and CEO
    (Code number: 6758-5, First Section of Tokyo Stock Exchange)
    Inquiries: Sadao Takigawa, Director and CFO


                   So-net M3 Inc. receives approval to list
                  on the Tokyo Stock Exchange Mothers Market

  Sony Communication Network conducts a secondary offer of So-net M3 shares

    TOKYO, August, 16, 2004 -- So-net M3 Inc. (Shinagawa-ku, Tokyo, CEO: Itaru Tanimura; hereinafter "So-net M3"), a consolidated subsidiary of Sony Communication Network Corporation (hereinafter "SCN"; service name "So-net"), a subsidiary whose performance is linked to a trading stock issued by Sony Corporation, announced today that it received approval from Tokyo Stock Exchange, Inc. to list on the Mothers market of the Tokyo Stock Exchange.
In conjunction with the listing of So-net M3, SCN also announced plans to conduct a secondary offer of So-net M3 shares as follows:

    1.  Outline of secondary offer
       (1)  Seller:                       Sony Communication Network
                                          Corporation
       (2)  Stock:                        Common stock of So-net M3 Inc.
       (3)  Number of shares to be sold:  3,260 shares of common stock
                                          (offering method: firm commitment
                                          underwriting)
            (Notes)  1.  Depending on demand, Nikko Citigroup Limited may conduct a separate secondary offer of a maximum of 740 shares through over-allotment of So-net M3 common stock borrowed from SCN. In relation to this, SCN plans to grant Nikko Citigroup Limited the right (green shoe option) to acquire a maximum of 740 additional shares of So-net M3 stock expiring on October 13, 2004.
                     2. The number of shares for the secondary offer is subject to change.
                     3. In the event that So-net M3's public offer of new stock is cancelled, SCN shall cancel this secondary offer.
       (4)  Offering price:               Undetermined
       (5)  Underwriting price:           Undetermined

    2. So-net M3 passed a resolution at its Board of Directors meeting today to issue 2,800 new shares in conjunction with its listing on the Mothers market of the Tokyo Stock Exchange.


     For inquiries, please contact:
       Sony Corp., IR Office
       7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001
       Tel: (03)5448-2180
       www.sony.co.jp/ir/

       Sony Communication Network Corporation, IR Section
       7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001
       Tel: (03)3446-7210
       www.so-net.ne.jp/corporation/IR/


    Cautionary Statement
    Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumption and beliefs in light of the information currently available to it. SCN hereby cautions you that a number of serious risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and advises you not to place undue reliance upon them.

 SOURCE  Sony Corporation
    -0-                             08/16/2004
    /PRNewswire -- August 16/
    /Web site:  http://www.sony.com/

CO:  Sony Corporation
ST:  Japan
IN:  CPR
SU: